                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13G
                                 (RULE 13d-102)
            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)


                               I.C.H. Corporation
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   44926L300
------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 1998
------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No.  44926L300                                         Page 1 of 6 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bank Corp.  25-1435979


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization  Pennsylvania


    Number of Shares             5) Sole Voting Power                 200,018
    Beneficially Owned
    By Each Reporting
    Person With                  6) Shared Voting Power                     0


                                 7) Sole Dispositive Power                300


                                 8) Shared Dispositive Power                0


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      200,018


   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                              [   ]


   11)  Percent of Class Represented by Amount in Row (9)                 7.7*

   12)  Type of Reporting Person (See Instructions)                        HC

                          *See the response to Item 4.

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13G
                                 (RULE 13d-102)
            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)


                               I.C.H. Corporation
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   44926L300
------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 1998
------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No.  44926L300                                         Page 2 of 6 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bancorp, Inc.      51-0326854


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization Delaware


   Number of Shares         5) Sole Voting Power                      200,018
   Beneficially Owned
   By Each Reporting
   Person With              6) Shared Voting Power                          0


                            7) Sole Dispositive Power                     300


                            8) Shared Dispositive Power                     0


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      200,018


   10)  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                      [    ]


   11)  Percent of Class Represented by Amount in Row (9)                 7.7*

   12)  Type of Reporting Person (See Instructions)                        HC


                         *See the response to Item 4.

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13G
                                 (RULE 13d-102)
            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)


                               I.C.H. Corporation
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   44926L300
------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 1998
------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP No.  44926L300                                         Page 3 of 6 Pages

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
                   PNC Bank, National Association  22-1146300

    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization            United States


  Number of Shares             5) Sole Voting Power                   200,018
  Beneficially Owned
  By Each Reporting
  Person With                  6) Shared Voting Power                       0


                               7) Sole Dispositive Power                  300


                               8) Shared Dispositive Power                  0


    9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      200,018


   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                             [    ]


   11)  Percent of Class Represented by Amount in Row (9)                 7.7*


   12) Type of Reporting Person (See Instructions)                         BK


                          *See the response to Item 4.

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 1998:

(a) Amount Beneficially Owned:                                 200,018 shares

(b) Percent of Class:                                                      7.7*

(c) Number of shares to which such person has:
       (i) sole power to vote or to direct the vote                   200,018
      (ii) shared power to vote or to direct the vote                       0
     (iii) sole power to dispose or to direct the disposition of          300+
      (iv) shared power to dispose or to direct the disposition of          0


* The percentage is based on 2,594,416 shares of Common Stock being issued and outstanding as of October 30, 1998 as reported in the Form 10-Q for the quarter ended September 30, 1998. If one assumed full conversion of all outstanding eligible shares of common stock and preferred stock of pre-reorganized I.C.H. Corporation, such percentage would be 6.9 percent.

+ See the response to Item 6.

ITEM 6 - OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Of the total shares of Common Stock reported, 189,198 shares are held in Trust accounts created by an Amended and Restated Trust Agreement dated September 20, 1983, in which Lloyd I. Miller, Jr. was Grantor and for which PNC Bank, National Association serves as Trustee.

Lloyd I. Miller, III has dispositive power with respect to these 189,198 shares of Common Stock held in the Trust accounts pursuant to an Investment Advisory Agreement dated as of April 1, 1997 with PNC Bank, National Association, as Trustee. Either party may terminate this Agreement on 30 days' prior written notice.

ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of PNC Bank Corp. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of PNC Bank Corp.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp
Inc.)

ITEM 10 - CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 12, 1999
         ---------------------------------------------
         Date

         /s/ ROBERT L. HAUNSCHILD
         ---------------------------------------------
         Signature - PNC Bank Corp.


         Robert L. Haunschild, Senior Vice President
         and Chief Financial Officer
         ---------------------------------------------
         Name/Title


         February 12, 1999
         ---------------------------------------------
         Date


         /s/ JAMES B. YAHNER
         ---------------------------------------------
         Signature - PNC Bancorp, Inc.

         James B. Yahner, Vice President
         ---------------------------------------------
         Name/Title


         February 12, 1999
         ---------------------------------------------
         Date


         /s/ THOMAS R. MOORE
         ---------------------------------------------
         Signature - PNC Bank, National Association


         Thomas R. Moore, Vice President and Secretary
         ---------------------------------------------
         Name/Title


                    AN AGREEMENT TO FILE A JOINT
                    STATEMENT WAS PREVIOUSLY FILED
                    AS EXHIBIT A TO THE SCHEDULE 13G
                    FILED ON FEBRUARY 13, 1998.